                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT

                             ---------------------

                       Pursuant to Section 15(D) of the
                        Securities Exchange Act of 1934

                             ---------------------


                  For the fiscal year ended December 31, 1999

                         Commission file number 1-9076

                             ---------------------

                            Full Title of the Plan:

            FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

                             ---------------------

        Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             FORTUNE BRANDS, INC.

                               300 Tower Parkway
                         Lincolnshire, Illinois 60069

    =========================================================================

            FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

                   FILED AS REQUIRED BY ITEM 4 OF FORM 11-K

                           ------------------------




                                                                      Page(s)
                                                                      -------

Report of Independent Accountants                                          2

Financial Statements:

     Statement of Net Assets Available for
          Benefits as of December 31, 1999 and 1998                        3

     Statement of Changes in Net Assets
          Available for Benefits for the years ended
          December 31, 1999 and 1998                                       4

     Notes to Financial Statements                                      5-12

Supplemental Schedule:
     Item 27(e) - Schedule of Nonexempt Transactions
          for the year ended December 31, 1999                            13


Exhibit 23 - Consent of Independent Accountants                           15





Note: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein will be filed by the Fortune Brands, Inc. Savings Plans Master Trust.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Corporate Employee Benefits Committee of
   Fortune Brands, Inc.

In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fortune Brands Hourly Employee Retirement Savings Plan (the "Plan"), as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Corporate Employee Benefits Committee of Fortune Brands, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule of Nonexempt Transactions, for the year ended December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Chicago, Illinois  60601
June 28, 2000

            Fortune Brands Hourly Employee Retirement Savings Plan
                Statement of Net Assets Available for Benefits
                       as of December 31, 1999 and 1998
                                (In Thousands)


                                                        1999          1998
                                                     ---------     ---------

Assets:
  Beneficial interest in Fortune Brands, Inc.
   Savings Plans Master Trust net assets             $  23,950     $  17,807

Receivables:
  Company contributions                                     69           102
  Participant contributions                                174           254
  Interest and dividends                                     -            45
                                                     ---------     ---------

Net assets available for benefits                    $  24,193     $  18,208
                                                     =========     =========

   The accompanying notes are an integral part of the financial statements.

            Fortune Brands Hourly Employee Retirement Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                for the years ended December 31, 1999 and 1998
                                (In Thousands)


                                                               1999      1998
                                                             -------   -------
Additions:

  Allocated share of Master Trust Investment activities      $ 2,855   $ 2,169

  Company contributions                                        1,431       758
  Participant contributions                                    3,012     3,412
                                                             -------   -------

                Total additions                                7,298     6,339
                                                             -------   -------

  Deductions:
    Benefits paid to participants                              1,313     1,305
                                                             -------   -------

                Total deductions                               1,313     1,305
                                                             -------   -------

  Increase in net assets                                       5,985     5,034
                                                             -------   -------

  Net assets available for benefits beginning of year         18,208    13,174
                                                             -------   -------

  Net assets available for benefits end of year              $24,193   $18,208
                                                             =======   =======

   The accompanying notes are an integral part of the financial statements.

            Fortune Brands Hourly Employee Retirement Savings Plan
                         Notes To Financial Statements


1.   Description of Plan:

     General:

     The Fortune Brands Hourly Employee Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain hourly, non-union employees of certain operating subsidiaries of Fortune Brands, Inc. participating in the Plan. MasterBrand Cabinets, Inc., Moen Incorporated and Waterloo Industries, Inc. are the operating subsidiaries that contribute to the Plan and are referred to collectively as the "Companies" and individually as a "Company". The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the Plan Administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

     The financial statements present the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended of the Plan. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust ("Master Trust"), along with the assets of the Fortune Brands Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the "Trustee"). Prior to October, 1999, the Master Trust investments were administered by The Northern Trust Company (the "Prior Trustee").

     Effective October, 1999, the Plan changed its name from the MasterBrand Industries, Inc. Hourly Employee Savings Plan to the Fortune Brands Hourly Employee Retirement Savings Plan.

     Contributions:

     Each participant may elect to contribute on a before-tax basis ("elective contributions") up to 21% (17% prior to September 1, 1998) of eligible compensation. A participant's elective contributions may not exceed the dollar amount provided by the Internal Revenue Code (the "Code"), which was $10,000 in 1999 and 1998. The Plan also permits each participant to make after-tax contributions to the Plan ("supplemental contributions"). However, total elective and after-tax contributions may not exceed 21%
     (17% prior to September 1, 1998) of the participant's total eligible compensation.

     Moen Incorporated contributes, on behalf of each participant employed by Moen Incorporated, an amount equal to 50% of the participant's elective and supplemental contributions up to 6% of eligible compensation. Prior to January 1, 1999 Waterloo Industries, Inc. made a matching

            Fortune Brands Hourly Employee Retirement Savings Plan
                   Notes To Financial Statements (Continued)


1.   Descriptions of Plan (Continued):

     Contributions (Continued):

     contribution on behalf of each participant employed in the Muskogee, Oklahoma facility of Waterloo Industries, Inc. of an amount equal to 50% of such participant's elective and supplemental contributions up to 6% of eligible compensation and contributes on behalf of each other participant employed by Waterloo Industries, Inc. an amount equal to 50% of such participant's elective and supplemental contributions up to 3% of eligible compensation.

     Effective as of January 1, 1999, Waterloo Industries, Inc. contributes, on behalf of each eligible participant employed by Waterloo Industries, Inc., an amount equal to 50% of the participant's elective and supplemental contributions up to 6% of the eligible compensation. For 1999 only, Waterloo Industries, Inc. will also contribute $200 for each participant at its Pocohontas, Arkansas and Sedalia, Missouri facilities whether the participant makes elective or supplemental contributions. MasterBrand Cabinets, Inc. contributes 20% of the participant's contribution up to 3% of eligible compensation for Littlestown, Pennsylvania and Crossville, Tennessee or distribution centers. The Schrock Cabinet division of MasterBrand Cabinets, Inc. ("Schrock") contributes, on behalf of each eligible participant employed by Schrock, 50% of the participant's elective and supplemental contributions up to 5% of eligible compensation and an additional 50% of the participant's elective and supplemental contributions up to 3% of eligible compensation.

     Participants may direct investment of their elective contributions, supplemental contributions, matching contributions, and their Plan account balances in the investment funds, excluding the Gallaher ADR Fund, described above.

     Participant account balances are maintained to reflect each participant's beneficial interest in the Plan's funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants' accounts based on the ratio of each participant's account balance invested in an investment fund to the total of all participants' account balances invested in that fund as of the preceding valuation date.

     Vesting:

     Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company matching contributions plus earnings thereon occurs after one year of service.

     Loans:

     A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balances in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also may not exceed $50,000 reduced by any other loan outstanding under the Plan within the previous twelve months.

            Fortune Brands Hourly Employee Retirement Savings Plan
                   Notes To Financial Statements (Continued)

1.   Description of Plan (Continued):

     Loans (Continued):

     The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.

     A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as defined in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balances and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

     Distributions and Withdrawals:

     Benefits are payable from a participant's account under the Plan's provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after the attainment of age 59 1/2.

     Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account.

     Other:

     Although it has not expressed any intent to do so, each Company has the right under the Plan to discontinue its contributions at any time and MasterBrand Industries, Inc. ("MasterBrand"), as Plan Sponsor and Administrator, may terminate the Plan at any time subject to the provisions of ERISA.

     For changes effective during 1999 and 2000, see "Plan Amendments" (Note 4).

2.   Summary of Significant Accounting Policies:

     Presentation:

     The accompanying financial statements have been prepared on the accrual basis of accounting.

            Fortune Brands Hourly Employee Retirement Savings Plan
                   Notes To Financial Statements (Continued)

2.   Summary of Significant Accounting Policies (Continued):

     Investment Valuation and Income:

     The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

     Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

     In 1999 and 1998, certain expenses incurred by the Plan were netted against earnings prior to allocation to participant accounts. These include investment manager, trust, and recordkeeper expenses.

     Benefits are recorded when paid.

3.   Reconciliation to Form 5500:

     The following is a reconciliation of net assets available for benefits as stated in the financial statements to Form 5500 at December 31, 1999 and 1998:

                                                                                      1999         1998
                                                                                     -------      ------
                                                                                        (In Thousands)
     Net assets available for benefits as stated in the financial
       statements                                                                    $24,193      $18,208
       Less distributions payable to terminated employees and amounts payable applicable to Plan participants who have retired or
        terminated employment but   elected to have their assets
        remain in the Plan                                                             1,387        1,248
                                                                                     -------      -------
     Net assets available for benefits as stated in Form 5500                        $22,806      $16,960
                                                                                     =======      =======

            Fortune Brands Hourly Employee Retirement Savings Plan
                   Notes To Financial Statements (Continued)

3.   Reconciliation to Form 5500 (Continued):

     The following is a reconciliation of benefits paid to participants as stated in the statement of changes in net assets available for benefits to the Form 5500 at December 31, 1999 and 1998:

                                                                                         1999            1998
                                                                                       --------        --------
                                                                                            (In Thousands)
      Benefits paid to Participants as stated in the financial statements                $1,313          $1,305
      Add:  Amounts payable to terminated employees and amounts applicable to Plan participants who have retired or terminated
            employment but elected to have their assets remain in the
            Plan as of current year-end                                                   1,387           1,248
      Less: Amounts payable to terminated employees and amounts applicable to Plan participants who have retired or terminated
            employment  but elected to have their assets remain in the
            Plan as of prior year-end                                                     1,248             458
                                                                                     ----------        --------
      Benefits paid to participants as stated in Form 5500                               $1,452          $2,095
                                                                                     ==========        ========

4.   Plan Amendments:

     The Plan was amended effective as of October 1, 1999 to:

       .  provide for daily valuation of participants' accounts;

       . provide that an employee will automatically have 401(k) contributions deducted from the employees' payroll unless the employee elects otherwise;

       . eliminate the one year of service waiting period before an employee may participate;

       . authorize changes in contribution of investment elections by participants on a daily basis;

       . permit retirees to change the amount of periodic installment payments twice every twelve months; and

       . provide that an employee who is not covered by a pension plan shall be deemed to have retired after termination of employment
          (i) on or after age 65, (ii) on or after age 55 and completion of at least five years of vesting service, (iii) due to a disability that qualifies the employee for social security benefits or benefits under an employer's long term disability plan.

     The Plan was amended effective January 1, 1999 to provide for immediate distribution to alternate payees under qualified domestic relations orders.

            Fortune Brands Hourly Employee Retirement Savings Plan
                   Notes To Financial Statements (Continued)


4.   Plan Amendments (Continued):

     The Plan was amended effective January 1, 1999 to enhance company matching contributions for Waterloo Industries, Inc. participants at Sedalia, Missouri and Pocahontas, Arkansas.

     The Plan was amended effective as of September 1, 1998 to increase the maximum 401(k) contribution rate and after-tax contribution rate from 17% of compensation to 21% of compensation.

     The Plan was amended effective as of June 12, 1998 to permit participation by certain employees of Schrock Cabinet Company.

     The Plan was amended to comply with the Small Business Job Protection Act, the Uniformed Services Employment and Reemployment Rights Act, the Uruguay Round Agreements Act, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act, including:

        . increasing the voluntary cash-out amount from $3,500 to $5,000
          (effective as of January 1, 1999);

        . including 401(k) and flexible benefit plan amounts in compensation for purposes of determining maximum contribution limits (effective as of January 1, 1998);

        . and eliminating the limitation aggregating defined benefits plan and defined contribution amounts (effective as of January 1, 2000).

5.   Assets Held In Master Trust:

     The investments of the Master Trust are maintained under a trust agreement with the Trustee. Prior to October 1999, the Master Trust was maintained under a trust agreement with the Prior Trustee. The Plan had a total beneficial interest of 3.57% and 3.16% in the Master Trust's net assets at December 31, 1999 and 1998, respectively.

     Assets of the Master Trust at December 31, 1999 and 1998 are summarized as follows:

                                                               1999       1998
                                                             --------   --------
                                                                (In Thousands)
     Common stock - corporate:
       Employer stock                                        $ 24,594   $ 22,159
       Non-employer stock                                     218,076    199,728
     U.S. Government securities                                 8,061     56,037
     Corporate debt instruments                                21,880     19,921
     Insurance company general account                              -      3,890
     Registered investment companies                          346,306    217,478
     Collateralized promissory notes from participants         15,544     15,025
     Interest bearing cash                                     36,451     28,681
                                                             -------------------

              Total                                          $670,912   $562,919
                                                             ===================

            Fortune Brands Hourly Employee Retirement Savings Plan
                   Notes To Financial Statements (Continued)

5.   Assets Held in Master Trust (Continued):

     Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing.

     Net appreciation (depreciation) on Master Trust investments for the years ended December 31, 1999 and 1998 were as follows:

                                              1999          1998
                                            --------      --------
                                                (In Thousands)

     Common stock - corporate               $ 32,551      $ 48,272
     U. S. Government securities              (1,521)        1,234
     Corporate debt instruments               (2,251)          195
     Registered investment companies          66,899        33,970
                                            --------      --------

           Total                            $ 95,678      $ 83,671
                                            ========      ========

     Interest income, in thousands, for the years ended December 31, 1999 and 1998 was $4,524 and $6,699, respectively. Dividend income for the years ended December 31, 1999 and 1998 was $2,647 and $4,349, respectively.

6.   Risks and Uncertainties:

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

7.   Use of Estimates

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

            Fortune Brands Hourly Employee Retirement Savings Plan
                   Notes To Financial Statements (Continued)


8.   Credit Risks:

     The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant losses.

     The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments.

     The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

9.   Tax Status:

     The Internal Revenue Service (IRS) issued a determination letter dated May 5, 1995 to MasterBrand stating that the Plan meets the requirements of
     Section 401 (a) of the Code and that the Trust is exempt from federal income taxes under Section 501 (a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

10.  Nonexempt Transaction

     During the current plan year, the Company withheld contributions for certain participants in the Plan but, due to administrative problems relating to the transition to a new recordkeeper, did not remit those contributions to the Plan within fifteen days following the month of the withholding. In accordance with Department of Labor regulations, the delay on the remittance of these contributions resulted in a prohibited loan to the Company. The Company is correcting this prohibited transaction and will file Form 5330 with the Internal Revenue Service.

Fortune Brands Hourly Employee Retirement Savings Plan
Item 27(e) - Schedule of Nonexempt Transactions for the year ended December 31, 1999

                                                                                               (2)
                                                                                          Current Value
  Identity of Party                               Description of             (1)            of Asset
       Involved          Relationship to Plan      Transaction           Cost of Asset     (Estimated)
-------------------      --------------------    -------------------     -------------    -------------
Fortune Brands, Inc.     Sponsor / Employer      Improper loan from        $ 191,541         $202,338
                                                 Plan to Employer
                                                 for failure to
                                                 remit certain
                                                 employees' withheld
                                                 contributions to
                                                 the Plan timely.

(1) The cost of asset represents the back contributions remitted to the Plan on or prior to January 14, 2000 for periods between October 1, 1999 through November 30, 1999 for certain employees of the Fortune Brands Hourly Employee Retirement Savings Plan.

(2) The current value of asset represents the back contributions and Fortune's estimate of the interest that such contributions could have earned for the period from the date such contributions were due through December 31, 1999 if they had been timely remitted to the Plan.

                                   SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. under the Fortune Brands Hourly Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         FORTUNE BRANDS HOURLY EMPLOYEE
                                                 RETIREMENT SAVINGS PLAN



                                              /s/ F. J. Cortese
                                     By ------------------------------------

                                           F. J. Cortese, Committee Member
                                        Corporate Employee Benefits Committee
                                               of Fortune Brands, Inc.


Date:  June 28, 2000